SCHEDULE A

With respect to TMC, the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each executive officer and director of TMC is set forth below. For each such executive officer and director, the business address is c/o Toyota Motor Corporation, 1 Toyota cho, Toyota City, Aichi 471-8571 Japan.

Directors of TMC

Name	Present Principal Occupation or Employment	Citizenship
Akio Toyoda	Chairman of the Board of Directors	Japan
Kenta Kon	President, Member of the Board of Directors	Japan
Hiroki Nakajima	Executive Vice President, Member of the Board of Directors	Japan
Yoichi Miyazaki	Executive Vice President, Member of the Board of Directors	Japan
Shigeaki Okamoto	Member of the Board of Directors	Japan
Kumi Fujisawa	Member of the Board of Directors	Japan
George Olcott	Member of the Board of Directors (Audit and Supervisory Committee Member)	United Kingdom
Christopher P. Reynolds	Member of the Board of Directors (Audit and Supervisory Committee Member)	United States
Masahiko Oshima	Member of the Board of Directors (Audit and Supervisory Committee Member)	Japan
Hiromi Osada	Member of the Board of Directors (Audit and Supervisory Committee Member)	Japan

Executive Officers of TMC

Name	Present Principal Occupation or Employment	Citizenship
Koji Sato	Vice Chairman	Japan
Kenta Kon	President, Operating Officer	Japan
Hiroki Nakajima	Executive Vice President, Operating Officer	Japan
Yoichi Miyazaki	Executive Vice President, Operating Officer	Japan
Takahiro Imura	Operating Officer	Japan
Tetsuo Ogawa	Operating Officer	Japan
Tatsuro Ueda	Operating Officer	Japan
Simon Humphries	Operating Officer	United Kingdom
Takefumi Shiga	Operating Officer	Japan
Koji Kobayashi	Executive Fellow	Japan
Shigeki Tomoyama	Executive Fellow	Japan
Gill A. Pratt	Executive Fellow	United States
Masashi Asakura	Senior Fellow	Japan